UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549





Public Utility Holding Company Act of 1935
File No. 70-9055
Report For Period: July 1, 2000 to December 31, 2000


In the Matter of:
PUBLIC SERVICE COMPANY OF OKLAHOMA
CENTRAL AND SOUTH WEST CORPORATION



                                  FINAL REPORT

      This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Public Service Company of Oklahoma (PSO) a subsidiary of Central and South West Corporation (CSW) which is itself a subsidiary of American Electric Power Company, Inc. Under HCAR 35-26735 dated June 27, 1997 ("the
Order"), it is required that PSO file semi-annual reports providing the following information with respect to the activities related to its investment in SCIENTECH, Inc. (SCIENTECH): 1) a description of the types of services performed by SCIENTECH during the period; 2) a description of any services provided to CSW or PSO or any other CSW subsidiary by SCIENTECH during the period; 3) a statement of any dividends or interest paid to PSO, both for the period and cumulatively, as a result of its equity interests in SCIENTECH; and
4) a statement regarding the purchase by PSO of any additional Option Shares of SCIENTECH. This report covers the period July 1, 2000 to December 31, 2000.

1)Description of the types of services performed by SCIENTECH during the period
  -----------------------------------------------------------------------------

               SCIENTECH provided services, systems and instruments, which describe, regulate, monitor and enhance the safety and reliability of plant operations and their environmental impact. Nearly 40% of SCIENTECH's utility services business involves analysis and evaluation of operations, safety, and risk using proprietary technologies. Approximately 20% of SCIENTECH's utility services business is associated with engineering and operational support activities involving nuclear materials and facilities, design and installation of microwave transmission systems, and training and simulator instruction for nuclear power plants. Approximately 10% of SCIENTECH's utility services business involves the design and installation of enhanced physical security systems. Additionally, 10% of SCIENTECH's utility services business involves the support services related to environmental compliance and clean-up. Industry research, publication, information management and other network services account for 15% of SCIENTECH's utility business, the remaining 5% involves software sales, including software to support power plant operations.

               Under contracts with the U.S. Department of Energy relating to the nuclear industry, SCIENTECH provides government agency services to the U.S. Department of Defense and the Nuclear Regulatory Commission. SCIENTECH's government agency services business principally involves the design and installation of enhanced physical security systems and work requiring skills in safety analysis and assessment, knowledge of secure handling of nuclear materials, technical review, technical policymaking and technical policy implementation.

               Additionally, SCIENTECH applies some of its expertise to applications outside of government and utility operations. SCIENTECH has sold environmental services to mining operations, internet services to non-utilities, and risk and reliability services to the industrial sector.


2)Description of any services provided to CSW or PSO or any other CSW subsidiary by SCIENTECH during the period
  -----------------------------------------------------------------------------

               SCIENTECH provided risk and reliability database subscription services to the South Texas Project (STP), a nuclear generating plant owned in part by Central Power and Light Company, a subsidiary of CSW. In addition, SCIENTECH has an agreement with STP to provide database maintenance services.

3)Statement of any dividends or interest paid to PSO, both for the period and cumulatively, as a result of its equity interests
  -----------------------------------------------------------------------------
        in SCIENTECH
        ------------

               No interest or dividends were paid to PSO during the period nor cumulatively.

4)Statement regarding the purchase by PSO of any additional Option Shares of SCIENTECH
  -----------------------------------------------------------------------------

               PSO does not have any outstanding SCIENTECH options. There were no purchases of additional Option Shares of SCIENTECH for the six-month period ended December 31, 2000.



PSO further certifies that:

5) It has tendered 100% of its shares in SCIENTECH, Inc. as part of a merger and recapitalization of SCIENTECH. The merger was approved by the shareholders of SCIENTECH April 27, 2000 and the transaction closed June 15, 2000. Under the terms of the sale, PSO received a portion of its payment in cash, the remaining amount will be held in escrow for two years subject to distribution provisions included in the agreements.

6)       A "past tense" opinion of counsel has been filed in this matter.

7) The transactions specified in the Application or Declaration, as amended, in this file have been carried out in accordance with the terms and conditions of and for the purposes set forth in the Order.

                                S I G N A T U R E


        As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Public Service Company of Oklahoma has duly caused this report to be signed on its behalf on this 28th day of February 2001.

                                             Public Service Company of Oklahoma

                                                   /s/    Armando Pena
                                                          Armando Pena
                                                          Treasurer